Exhibit 99.1

The Hague, May 9, 2007

AEGON CONTINUES STRONG PROFITABLE GROWTH OF NEW BUSINESS

t	VALUE OF NEW BUSINESS FOR Q1 2007 INCREASES TO EUR 232 MILLION
-	Broad based contribution to Value of New Business growth; AEGON UK leads growth with 77%*) increase in VNB
-	AEGON’s internal rate of return increases to 17.9% compared to 14.7% in the first quarter of 2006
-	The internal rate of return in AEGON The Netherlands meets the internal hurdle rate

t	NEW LIFE SALES1) INCREASE 20%; TOTAL DEPOSITS INCREASED BY 21%
-	Record sales in the UK and Poland lead growth
-	New life sales in Americas increase 15%*) due to higher sales to institutions
-	Total deposits in the Americas increased 39%*)

t	FIRST QUARTER 2007 NET INCOME EUR 485 MILLION
-	Strong underlying development of earnings offset by release of guarantee provisions in the Netherlands in 2006 and lower earnings from fair value items

t	OPERATING EARNINGS BEFORE TAX EUR 614 MILLION
-	Operating earnings lower as earnings in 2006 were positively affected by EUR 205 million release of provisions for guarantees for unit-linked products in the Netherlands
-	Operating earnings before tax in the Americas slightly lower due to lower earnings from fair value items
-	UK and Other countries report higher operating earnings before tax

t	NON-OPERATING EARNINGS BEFORE TAX EUR 22 MILLION
-	Gains in the Americas and the Netherlands largely offset by EUR 258 million decrease of market value of derivatives used for hedging in the Netherlands

*)	In local currency
1)	New life sales refers to standardized new premium production and is defined as new recurring premium + 1/10 single premium

EARNINGS SUMMARY Amounts in EUR millions, except per share data	Q1 2007	Q1 2006	%	Constant currency exchange rates %
Operating earnings before tax	614	827	(26)	(21)
Net gains/losses on investments and impairment charges before tax	12	(26)	—	—
Other non-operating income/(charges) and share in profit/(loss) of associates	22	44	(50)	(52)
Income before tax	648	845	(23)	(17)
Net income	485	630	(23)	(17)
- per share	0.28	0.38	(26)	(21)
Net operating earnings	462	602	(23)	(19)
- per share	0.27	0.36	(25)	(22)

Note: This press release includes non-GAAP financial measures: net operating earnings, operating earnings before tax and value of new business. The reconciliation of net operating earnings and operating earnings before tax to the most comparable GAAP measure and an explanation for its use is provided on page 29. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. On pages 22 and 23, a further breakdown is given and reference is made to the assumptions included in the Embedded Value disclosure document. AEGON believes the value of new business, together with the set of interim IFRS financial statements included in appendix I, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

09052007

CHAIRMAN’S OVERVIEW

“The fundamentals of AEGON’s businesses remain strong, as demonstrated by significant increases in the value of new business (VNB) and continued improvement in the internal rate of return during the first quarter of 2007,” said AEGON Chairman and CEO Donald J. Shepard. “These developments reflect our ongoing commitment to ensuring long-term profitability. Furthermore, our progress toward doubling AEGON’s value of new business by 2010 continues to be better than expected.

“Beginning this quarter, AEGON is reporting its results based on new lines of business. Together with additional financial information provided last month, this approach better reflects the way we manage our businesses and offers greater insight into the performance of key growth areas such as pensions.

“The 42% first quarter increase in value of new business for the Group reflects strong results across our businesses, particularly in the United Kingdom where VNB increased 77% in local currency due to both higher production and a more profitable mix of business. AEGON The Netherlands reported a VNB increase of 67% over the first quarter of 2006. In addition, the internal rate of return on new business in the Netherlands increased to 13.4%, surpassing our hurdle rate of 11%. In the Americas, VNB increased 48% in local currency, largely reflecting increased sales to institutions. In AEGON’s Other countries, value of new business increased 21% over the first quarter of 2006. AEGON’s joint ventures with savings banks in Spain and the continued record sales in Poland were significant contributors to this increase.

“The underlying development of operating earnings remains strong. The decline in first quarter operating earnings for the Group was due primarily to a reduction of earnings in the Dutch organization. In the comparable quarter last year, we released provisions as a result of the positive impact of rising interest rates in the Netherlands. Partially off-setting the decline, net operating earnings in the UK increased 25%. The UK reported record new life sales with an increase of 37% in the first quarter. In the Americas, net operating earnings increased by 3% helped by the growth of our pension business, our life and protection business, as well as a lower effective tax rate. Returns on hedge funds and other fair valued assets declined from high levels in 2006. Excluding these fair valued assets, operating earnings before tax increased 12% in local currency. AEGON’s businesses in Other countries, which include Central and Eastern Europe, other parts of Europe and Asia, achieved a record quarter, reflecting the progress of our businesses in these important growth markets.

“Today AEGON has also published its embedded value for 2006, which increased 8% over 2005, or 13% at constant currency exchange rates. While our businesses performed well on an operating basis, demonstrated by the strength of the inforce book of business, embedded value was adversely impacted by a weak US dollar during the year. AEGON’s embedded value operating margin showed a solid improvement to 11.2% over 7.8% in 2005.

“Overall, AEGON’s businesses continued to make good progress at the start of this year. The significant increases in the value of new business and internal rate of return are a clear indication of our disciplined approach to ensuring profitable growth. The fundamentals of AEGON’s business continue to be strong and our investment in new growth areas is demonstrating the creation of long-term value.”

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EARNINGS OVERVIEW
	amounts in millions
	EUR
	First quarter
	2007	2006	%
Operating earnings before tax by line of business
Life and protection	256	394	(35)
Individual savings and retirement products	136	166	(18)
Pensions and asset management	132	177	(25)
Institutional products	100	104	(4)
Reinsurance	36	55	(35)
Distribution	10	0	N.M.
General insurance	2	11	(82)
Interest charges and other	(58)	(80)	(28)
Operating earnings before tax	614	827	(26)
Gains/(losses) on investments	5	(32)	N.M.
Impairment charges	7	6	17
Other income/(charges)	15	38	(61)
Share in profit/(loss) of associates	7	6	17
Income before tax	648	845	(23)
Income tax	(163)	(215)	(24)
Net income [1]	485	630	(23)

Net operating earnings	462	602	(23)

Net income in USD	635	758	(16)
Net operating earnings in USD	605	725	(17)

Income before tax geographically
Americas	650	562	16
The Netherlands	(66)	226	N.M.
United Kingdom	82	95	(14)
Other countries	31	27	15
Holding and other activities	(47)	(49)	(4)
Eliminations	(2)	(16)	88
Income before tax	648	845	(23)

Amounts per common share of EUR 0.12
Net income in EUR [2]	0.28	0.38	(26)
Net income fully diluted in EUR [2]	0.28	0.38	(26)

Net income in USD	0.37	0.46	(20)
Net income fully diluted in USD	0.37	0.46	(20)

Net operating earnings in EUR	0.27	0.36	(25)
Net operating earnings fully diluted in EUR	0.27	0.36	(25)

Net operating earnings in USD	0.35	0.43	(19)
Net operating earnings fully diluted in USD	0.35	0.43	(19)

	At	At
	Mar. 31	Dec. 31
	2007	2006
Shareholders’ equity in EUR [3]	10.78	10.76	0
Shareholders’ equity in USD [3]	14.36	14.17	1
[1]	Net income refers to net income attributable to equity holders of AEGON N.V.
[2]	After deduction of preferred dividend and coupons on perpetuals.
[3]	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2006:

EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,574 million (at Dec. 31, 2006: 1,582 million).

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FIRST QUARTER 2007 GROUP HIGHLIGHTS

Value of new business

The value of new business for the first quarter of 2007 amounted to EUR 232 million, an increase of 42% compared to EUR 163 million for the first quarter of 2006 value of new business. The increase in value of new business was mainly driven by the Americas, the UK and Other European countries. The internal rate of return on new business amounted to 17.9% compared to 14.7% for the first quarter of 2006. Margins improved across most regions but most notably for Other European countries, the Netherlands and Central and Eastern Europe. The developing markets, outside the three major country units, accounted for 20% of total first quarter value of new business.

Sales

Standardized new premium production insurance increased by 20% to EUR 826 million compared to the first quarter of 2006, primarily as a result of strong sales in the UK. Standardized new premium production in the UK increased 37% in the first quarter of 2007 to GBP 297 million, driven by strong sales of individual pensions, annuities and investment bonds.

Standardized new premium production in the Americas increased 15% to USD 313 million, driven by strong standardized production of bank- and corporate-owned life insurance products including two significant single premium cases. New life sales for retail products in the Americas declined 2% to USD 172 million, however sales during the first quarter of 2006 included approximately USD 30 million of sales related to investor-owned life insurance, which were discontinued during the second half of 2006.

Standardized new premium production in the Netherlands decreased 21% primarily driven by lower group pension production compared to a relatively strong first quarter last year.

Standardized new premium production in Other countries increased 24% as a result of record sales in Poland and an increase in sales in Spain reflecting the proportional inclusion of AEGON’s bancassurance joint ventures with Caja de Badajoz and Caja Navarra, which started operations in the second half of 2006. New life sales in Taiwan decreased 13% reflecting lower sales of traditional products.

Deposits of pension products in the Americas increased 6% to USD 2.9 billion over first quarter 2006 levels. Sales of institutional guaranteed products in the Americas were up 66% to USD 10.2 billion for the first quarter, due to higher issuance of medium term notes from the US and Ireland platforms and strong sales of synthetic guaranteed investment contracts. Variable annuity deposits showed an increase of 2% compared to the first three months of 2006, while fixed annuities declined 28%. On a sequential quarterly basis, variable annuity deposits increased by 11%, while fixed annuities deposits were down 14%. An increase in retail mutual funds sales in the UK and third party asset management sales in the Americas were partly offset by lower sales of managed assets in the UK. AEGON’s pension fund business in Central and Eastern Europe continued its growth and also contributed to higher production.

Operating earnings before tax

Operating earnings before tax in the first quarter of 2007 decreased 26% to EUR 614 million (and decreased 21% at constant currency exchange rates). Strong underlying development of operating earnings was masked by the release of guarantee provisions for unit-linked business of EUR 205 million in the comparable quarter last year, and lower earnings from fair value items.

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AEGON The Netherlands has implemented a hedging strategy using derivative instruments to mitigate most of the interest rate risks related to embedded guarantees. Fair value movements of the derivatives hedging the unit-linked guarantees are part of operating earnings. In the first quarter of 2007 operating earnings in the Netherlands included a net negative effect of EUR 19 million related to unit-linked guarantee provisions and results on related hedges.

Operating earnings before tax in the Americas were 1% lower in local currency than in the same period in 2006 due to lower returns on hedge funds and limited partnership assets in 2007, lower earnings from the valuation of Canadian segregated funds and the total return annuity products. Excluding these fair value items, operating earnings before tax in the Americas increased 12% over the same period in 2006.

Operating earnings before tax in the UK increased 19% in local currency in the first quarter of 2007 reflecting growth in non-pension businesses like annuities, investment bonds and individual protection and lower charges for the incentive plans for registered individuals and staff in the first quarter of 2007. Operating earnings before tax in Other countries increased due to higher earnings in all countries but especially in Central and Eastern Europe.

Commissions and expenses

Commissions and expenses decreased by 5% to EUR 1,515 million and remained stable at constant currency exchange rates.

Non-operating income

In the first quarter of 2007 net gains/losses on investments (before tax) and impairment charges together amounted to a gain of EUR 12 million compared to a loss of EUR 26 million in the first quarter of 2006. The increase reflects higher investment gains in the Americas offset by a negative fair value change of derivatives used for asset and liability management purposes and hedging of guarantees in traditional products and guarantees in certain group pension contracts in the Netherlands. In addition to the derivatives program established in 2004 to lengthen the asset duration, AEGON The Netherlands has implemented a hedging strategy using derivative instruments to mitigate most of the interest rate risks related to embedded guarantees. Fair value movements of these derivatives are part of net gains/losses on investments, and amounted to a negative EUR 258 million in the first quarter of 2007.

Together, other non-operating income/(charges) and share in profit/(loss) of associates amounted to EUR 22 million, compared to EUR 44 million in the first quarter of 2006, mainly reflecting the book gain on the sale of Scottish Equitable International Luxembourg in the first three months of 2006.

Net income

Net income decreased 23% to EUR 485 million (and decreased 17% at constant currency exchange rates) in the first quarter of 2007, primarily as a result of lower operating earnings. The effective tax rate remained constant at 25% compared to the first quarter of 2006. Net income per share decreased 26% to EUR 0.28, reflecting lower net income and a slightly higher average number of ordinary shares outstanding.

Revenue generating investments

Total revenue generating investments amounted to EUR 368 billion at March 31, 2007, compared to EUR 363 billion at December 31, 2006.

Shareholders’ equity

Shareholders’ equity as of March 31, 2007 amounted to EUR 19.1 billion, slightly lower than at December 31, 2006. The positive impact on shareholders’ equity of EUR 0.5 billion from net income was offset by the

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combination of negative foreign currency translation effects (EUR 0.2 billion), a decrease in revaluation reserves (EUR 0.2 billion) and repurchased own shares (EUR 0.1 billion).

Financial supplement

On the website of AEGON N.V. www.aegon.com the financial supplement with updated information for the first quarter of 2007 is available.

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REPORTS OF THE COUNTRY UNITS

AMERICAS
				amounts in millions
	USD			EUR
	First quarter			First quarter
	2007	2006	%	2007	2006
Operating earnings before tax by line of business
Life and protection
Life	155	163	(5)	118	136
Accident and health	117	88	33	89	73
Individual savings and retirement products
Fixed annuities	98	111	(12)	75	92
Variable annuities	69	85	(19)	53	71
Retail mutual funds	4	0	N.M.	3	0
Pensions and asset management	42	34	24	32	28
Institutional products
Institutional guaranteed products	110	109	1	84	91
BOLI/COLI	21	16	31	16	13
Reinsurance	47	66	(29)	36	55
Operating earnings before tax	663	672	(1)	506	559
Gains/(losses) on investments	174	7	N.M.	133	6
Impairment charges	16	(3)	N.M.	12	(3)
Share in profit/(loss) of associates	(1)	0	N.M.	(1)	0
Income before tax	852	676	26	650	562
Income tax	(227)	(191)	19	(173)	(159)
Net income	625	485	29	477	403

Net operating earnings	500	483	3	382	402

Revenues
Life insurance gross premiums	2,455	2,017	22	1,875	1,677
Accident and health insurance	629	617	2	480	513
Total gross premiums	3,084	2,634	17	2,355	2,190
Investment income	1,822	1,759	4	1,391	1,463
Fee and commission income	339	289	17	259	240
Total revenues	5,245	4,682	12	4,005	3,893

Commissions and expenses	1,192	1,198	(1)	910	996
of which operating expenses	532	483	10	406	402

Standardized new premium production insurance
Life single premiums	650	251	159	496	209
Life recurring premiums annualized	248	247	0	189	205
Life insurance products total recurring plus 1/10 single	313	272	15	239	226

Life	172	175	(2)	131	146
BOLI/COLI	60	22	173	46	18
Reinsurance	81	75	8	62	62
Standardized new premium production insurance	313	272	15	239	226

New premium production accident and health insurance	219	231	(5)	167	192

Gross deposits
Fixed annuities	253	349	(28)	193	290
Variable annuities	892	874	2	681	727
Pensions	1,192	1,031	16	910	857
Institutional guaranteed products	5,995	4,609	30	4,577	3,833
Total production on balance sheet	8,332	6,863	21	6,361	5,707

Off balance sheet production
Synthetic GICs	4,203	1,550	171	3,209	1,289
Retail mutual funds	741	677	9	566	563
Other managed assets	536	357	50	409	297
Pensions	1,742	1,735	0	1,330	1,442
Total production off balance sheet	7,222	4,319	67	5,514	3,591

Total on and off balance sheet production
Pensions	2,934	2,766	6	2,240	2,299
Institutional guaranteed products	10,198	6,159	66	7,786	5,122

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THE AMERICAS

t	Value of new business amounted to USD 148 million, an increase of 48% compared to the first quarter of 2006.
t	The internal rate of return on new business improved to 12.8% in the first quarter of 2007 from 12.3% in the first quarter of 2006.
t	New life sales increased 15% due to higher sales to institutions.
t	Net operating earnings increased 3% to USD 500 million.
t	Total revenue generating investments amounted to USD 294 billion at March 31, 2007, an increase of 2% compared to year-end 2006.

Value of new business

Value of new business (VNB) in the Americas of USD 148 million increased 48% compared to the same period in 2006. The increase in VNB is due to increased production of institutional guaranteed products and BOLI/COLI, the addition of VNB related to mutual fund production and higher returns. The internal rate of return (IRR) on new business in the first quarter of 2007 was 12.8% compared to 12.3% in the same period in 2006. Please refer to pages 22 and 23 for more detailed information on value of new business.

Results

Net operating earnings increased by 3% to USD 500 million due to a lower effective tax rate. Operating earnings before tax of USD 663 million for the first quarter of 2007 were 1% lower than the same period in 2006. The decline in earnings is due to lower returns on hedge funds and limited partnership assets in 2007 following a strong performance in 2006, and lower earnings from the valuation of Canadian segregated funds and total return annuity products. Excluding these fair value items, which tend to be volatile period to period, operating earnings before tax increased 12% over the same period in 2006.

Net income, which includes net gains/losses on investments and impairment charges, increased 29% to USD 625 million. Net gains/losses on investments amounted to a gain of USD 174 million in the first quarter of 2007 compared to USD 7 million last year. Net impairment recoveries of USD 16 million in 2007 were favorable compared to impairment losses of USD 3 million in the first quarter of 2006. Impairments continue to be well below long-term expectations. The effective tax rate of 27% for the first quarter of 2007 is slightly lower than the effective rate of 28% in the same 2006 period.

Line of business results

Individual life and protection

New life sales for retail products were USD 172 million during the first quarter of 2007 compared to USD 175 million in the same period last year. Production during the first quarter of 2006 included approximately USD 30 million of sales related to investor-owned life insurance, which were discontinued during the second half of 2006.

Accident and health new premium production of USD 219 million decreased 5% compared to the first quarter of 2006.

Operating earnings before tax of USD 272 million increased USD 21 million from the first quarter of 2006. Continued growth of the inforce business and improvement in mortality experience were the primary sources of the increase, partly offset by lower earnings on financial assets carried at fair value. An extraordinary

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expense charge of USD 17 million in the life business related to the consolidation of the Kansas City-based administration unit was offset by a settlement recovery in the accident and health business.

Individual savings and retirement

Total deposits of fixed and variable annuities and mutual funds of USD 1,886 million for the first quarter of 2007 decreased USD 14 million, or 1% compared to the same 2006 period. Mutual funds and variable annuities showed increases at 9% and 2%, respectively, while fixed annuities declined 28%. On a sequential quarterly basis, total deposits increased USD 127 million, or 7%, as a result of higher variable annuity deposits and mutual funds partly offset by lower fixed annuity deposits.

Operating earnings before tax of USD 171 million in the first quarter of 2007 were USD 25 million lower than in the comparable 2006 period. The decline is due to lower earnings on financial assets carried at fair value and a decrease in segregated fund earnings in Canada. Earnings growth from increases in assets under management of variable annuities and mutual funds has been mostly offset with a decline in earnings from lower fixed annuity account balances.

Pensions and asset management

Deposits from pension products of USD 2,934 million increased USD 168 million, or 6%, over first quarter 2006 levels. Third party asset management sales were USD 536 million during the first quarter of 2007 compared to USD 357 million in the first quarter of 2006.

Operating earnings before tax were USD 42 million for the first quarter of 2007, an increase of 24% over the comparable 2006 period. The increase is due to growth in assets under management from positive net cash flows and favorable equity markets.

Institutional products

Sales of on balance sheet guaranteed spread-based products were USD 5,995 million for the first quarter, an increase of USD 1,386 million, or 30%, compared to the first quarter of 2006. The increase was due to higher issuance of medium term notes from the US and Ireland platforms. Sales of off balance sheet fee-based products were USD 4,203 million compared to USD 1,550 million in the first quarter of 2006.

Standardized life production of BOLI/COLI products increased to USD 60 million in the first quarter of 2007 from USD 22 million in the first quarter of 2006. Sales during the first quarter of 2007 include two significant single premium cases totaling USD 400 million.

Operating earnings before tax of USD 131 million for the first quarter of 2007 were USD 6 million higher than the same 2006 period. The increase in earnings is due primarily to growth in account balances of both institutional guaranteed products and BOLI/COLI products.

Reinsurance

Reinsurance new life sales of USD 81 million increased USD 6 million from the first quarter of 2006.

Operating earnings before tax of USD 47 million in the first quarter of 2007 decreased USD 19 million compared to the same period in 2006. The decline is primarily attributable to lower earnings from the fair value total return annuity product, which decreased by USD 16 million over the same period in 2006. Increased earnings due to growth from strong sales have been offset by the impact of favorable mortality claims in the first quarter of 2006.

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Commissions and expenses

Commissions and expenses of USD 1,192 million were nearly level compared to the first quarter of 2006. Operating expenses of USD 532 million in the first quarter of 2007 were up 10% compared to the same 2006 period. The increase includes expenses related to the consolidation of the Kansas City-based administration unit and increased expenses due to the acquisition of Clark. Costs related to the Kansas City consolidation efforts were USD 17 million for the quarter and are expected to total approximately USD 30 million for the full year. Once consolidation is complete, annual savings are expected to be USD 15-20 million.

Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year as actual results can and will deviate from these expectations.

These assets include certain hedge funds, real estate limited partnerships and convertible bonds, with assets totaling approximately USD 4.2 billion as of March 31, 2007. Operating earnings for the first quarter of 2007 includes USD 109 million (USD 132 million before DPAC offsets) related to these asset classes, including fair valuation of assets of USD 91 million and cash income of USD 18 million. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8-10%, including fair valuation and cash income, before tax and DPAC offsets. The impact of the fair valuation of assets is most notable in the life, fixed annuity and institutional guaranteed products businesses.

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THE NETHERLANDS
	amounts in millions
	EUR
	First quarter
	2007	2006	%
Operating earnings before tax by line of business
Life and protection
Life	22	176	(88)
Accident and health	10	5	100
Individual savings and retirement products
Saving products	5	4	25
Pensions and asset management	40	90	(56)
Distribution	8	7	14
General insurance	(6)	4	N.M.
Operating earnings before tax	79	286	(72)
Gains/(losses) on investments	(140)	(70)	(100)
Impairment charges	(5)	9	N.M.
Share in profit/(loss) of associates	0	1	N.M.
Income before tax	(66)	226	N.M.
Income tax	35	(28)	N.M.
Net income	(31)	198	N.M.

Net operating earnings	59	212	(72)

Revenues
Life insurance gross premiums	1,382	1,432	(3)
Accident and health insurance	107	85	26
General insurance	136	139	(2)
Total gross premiums	1,625	1,656	(2)
Investment income	482	466	3
Fee and commission income	111	87	28
Total revenues	2,218	2,209	0

Commissions and expenses	294	285	3
of which operating expenses	200	193	4

Standardized new premium production insurance
Life single premiums	379	399	(5)
Life recurring premiums annualized	24	38	(37)
Life insurance products total recurring plus 1/10 single	62	78	(21)

New premium production accident and health insurance	7	14	(50)
New premium production general insurance	7	12	(42)

Gross deposits
Saving deposits	569	708	(20)
Total production on balance sheet	569	708	(20)

Off balance sheet production
Other managed assets	110	125	(12)
Total production off balance sheet	110	125	(12)

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THE NETHERLANDS

t	Value of new business for the first quarter of 2007 amounted to EUR 15 million, compared to EUR 9 million last year.
t	The internal rate of return on new business came to 13.4%, reflecting a change in business mix.
t	Standardized new premium production amounted to EUR 62 million, compared to EUR 78 million in 2006.
t

Net operating earnings amounted to EUR 59 million, compared to EUR 212 million in the first quarter of 2006. First quarter of 2006 operating earnings before tax included a release of EUR 205 million of guarantee provisions for unit-linked products.

t	Total revenue-generating investments amounted to EUR 64 billion at March 31, 2007, in line with year-end 2006 levels.

Value of new business

The value of new business (VNB) for the first quarter of 2007 amounted to EUR 15 million, up from EUR 9 million over the same period the previous year. The internal rate of return (IRR) amounted to 13.4% compared to 7.9% for the first quarter of 2006. The higher IRR and increase in VNB are mainly the result of a change in the mix of sales. Please refer to pages 22 and 23 for more detailed information on value of new business.

Results

In the second half of 2006, AEGON The Netherlands implemented a hedging program to extend and enhance its active risk management strategy. In addition to the derivatives program established in 2004 to lengthen the asset duration, AEGON The Netherlands has implemented a hedging strategy using derivative instruments to mitigate most of the interest rate risks related to guarantees embedded in traditional life, unit-linked and certain group pension products. Unit-linked guarantees and related hedges are both at fair value and part of operating earnings. Fair value movements of derivatives related to guarantees in traditional life and certain group pension contracts are part of net gains/losses on investments.

Operating earnings before tax amounted to EUR 79 million in the first quarter of 2007, compared to EUR 286 million in the first quarter of 2006. Operating earnings in the Netherlands include a net negative effect of EUR 19 million related to unit-linked guarantee provisions and results on related hedges. In the first quarter of last year operating earnings included a release of EUR 205 million of guarantee provisions for unit-linked business. Technical results in the Netherlands improved by EUR 11 million as a result of improved mortality and morbidity, offset by lower technical results from general insurance due to higher storm claims. Certain financial assets that are carried at fair value with no offsetting changes in the fair value of liabilities contributed EUR 16 million to operating earnings before tax, compared to EUR 25 million in the first quarter of 2006.

Net income, which includes net gains/losses on investments, impairment charges and the share in profit of associates, amounted to a negative EUR 31 million in the first quarter of 2007. Net losses on investments (before tax) came to EUR 140 million compared to net losses of EUR 70 million over the same period last year. This includes a loss of EUR 258 million from the decrease in market value of derivatives in 2007, compared to a loss of EUR 211 million in the first quarter of 2006. AEGON The Netherlands uses derivatives for asset and liability management and to hedge life insurance guarantees as well as guarantees in certain group pension contracts.

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Line of business results

Life and protection

Standardized life production decreased 11% to EUR 24 million as growth in immediate annuities, mortality and mortgage related products were more than offset by a decrease of unit-linked production. The EUR 7 million decline in accident and health production was mainly due to lower sales compared to the first quarter of 2006 when a new disability product (WIA) was successfully introduced after legislative reform. Sales of the disability products in the first quarter represent a normal level.

Operating earnings before tax for life amounted to EUR 22 million, down from EUR 176 million in the same period in 2006. The net impact of guarantee provisions and results from related hedges amounted to a negative EUR 12 million compared to a release of guarantee provisions of EUR 148 million in the first quarter of 2006. The decrease in life operating earnings before tax also reflects a lower contribution of EUR 8 million from assets carried at fair value with no offsetting changes in the fair value of liabilities.

Operating earnings before tax from accident and health rose to EUR 10 million, up from EUR 5 million in the first quarter of 2006, due to better technical results on a growing inforce book.

Individual savings and retirement products

Deposits in the “Levensloop” product, introduced in 2006, proved to be recurring and amounted to EUR 32 million in the first quarter of 2007, bringing the total amount now deposited at EUR 139 million. Operating earnings before tax from the individual savings business increased to EUR 5 million in the first quarter of 2007, compared to EUR 4 million last year.

Pensions and asset management

Standardized new premium production of pensions declined 25% to EUR 38 million, compared to a strong level of sales in the first quarter of 2006. The decrease reflects lower sales of group pension products, where sales tend to occur in large amounts, but not on a regular or predictable basis. Sales of managed assets amounted to EUR 110 million compared to EUR 125 million in the first quarter of 2006.

Operating earnings before tax from pensions and asset management amounted to EUR 40 million, compared to EUR 90 million in the first quarter of 2006. The net impact of guarantee provisions and related hedges on operating earnings from the pension and asset management business amounted to a negative EUR 8 million, compared to a release of guarantee provisions of EUR 55 million in the first quarter of 2006. Technical results improved by EUR 12 million, while commissions and expenses decreased compared to the first quarter of 2006.

Distribution

Revenues from the distribution business increased mainly due to the consolidation of Unirobe as of the fourth quarter of 2006. Operating earnings before tax for the distribution business increased to EUR 8 million, compared to EUR 7 million for the comparable period. Operating earnings from distribution businesses improved due to reduced operating expenses, but were negatively impacted by a shift from upfront to recurring commissions for life insurance sales, reflecting a change in legislation.

General insurance

New premium production for general insurance declined to EUR 7 million mainly due to the impact of increasing competition on pricing. Operating earnings before tax amounted to a negative EUR 6 million

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because of lower technical results of EUR 8 million. Claims after the storms in The Netherlands amounted to EUR 13 million in the first quarter of 2007.

Commissions and expenses

Commissions and expenses rose by 3% to EUR 294 million in the first quarter of 2007. Operating expenses increased 4% to EUR 200 million, due to the consolidation of Unirobe, which added EUR 18 million to operating expenses in the first three months of the year.

Normalized return expectations for fair-valued assets in operating earnings

AEGON provides normalized return expectations for certain financial assets that are managed on a total return basis with no offsetting changes to the fair value of liabilities. Normalized annual earnings on these assets, as described in more detail below, are based on long-term expected returns in financial markets, but should not be used as an explicit forecast for the year, as actual results can and will deviate from these expectations.

These assets include an investment in a private equity fund and totaled EUR 259 million as of March 31, 2007. Operating earnings in the first quarter of 2007 include a gain of EUR 16 million related to these asset classes. Based on current holdings and asset class returns consistent with long-term historical experience, the long-term expected return on an annual basis is 8% before tax. The impact of the fair valuation of assets is notable in the life and protection line of business.

14 of 33

UNITED KINGDOM
				amounts in millions
	GBP			EUR
	First quarter			First quarter
	2007	2006	%	2007	2006
Operating earnings before tax by line of business
Life and protection
Life	5	0	N.M.	8	0
Pensions and asset management	38	42	(10)	56	61
Distribution	1	(5)	N.M.	2	(7)
Operating earnings before tax	44	37	19	66	54
Gains/(losses) on investments	1	(2)	N.M.	1	(2)
Other income/(charges) [1]	10	30	(67)	15	43
Income before tax	55	65	(15)	82	95
Income tax attributable to policyholder return	(10)	(19)	(47)	(15)	(28)
Income before income tax on shareholders return	45	46	(2)	67	67
Income tax on shareholders return	(7)	(7)	0	(11)	(10)
Net income	38	39	(3)	56	57

Net operating earnings	37	29	25	55	43

Revenues
Life insurance gross premiums	1,882	1,134	66	2,810	1,653
Investment income	415	413	0	619	602
Fee and commission income	50	41	22	75	59
Total revenues	2,347	1,588	48	3,504	2,314

Commissions and expenses	144	135	7	215	197
of which operating expenses	90	91	(1)	134	133

Standardized new premium production insurance [2]
Life single premiums	1,827	1,067	71	2,728	1,556
Life recurring premiums annualized	114	110	4	170	161
Life insurance products total recurring plus 1/10 single	297	217	37	443	317

Off balance sheet production
Retail mutual funds	176	124	42	262	181
Other managed assets	9	179	(95)	14	260
Total production off balance sheet	185	303	(39)	276	441

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

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UNITED KINGDOM

t	Value of new business amounted to GBP 39 million in the first quarter of 2007, an increase of 77% compared to the first three months of the previous year.
t	The internal rate of return on new business increased to 12.5%, up from 10.8%.
t	Standardized premium production grew 37% to GBP 297 million, a record quarter for AEGON UK.
t	Net operating earnings increased by 25% to GBP 37 million.
t	Total revenue generating investments rose 2% to GBP 49.8 billion compared to year-end 2006 levels.

Value of new business

The value of new business increased 77% to GBP 39 million compared to GBP 22 million for the first quarter of 2006. The internal rate of return on new business improved to 12.5%, up from 10.8% in the first three months of 2006. The increase in VNB reflects higher production and a more profitable mix of business. Please refer to pages 22 and 23 for more detailed information on value of new business.

Results

Net operating earnings increased by 25% while operating earnings before tax increased by 19% to GBP 44 million in the first quarter of 2007. The increase mainly reflects growth in non-pension businesses such as annuities, investment bonds and individual protection. The impact of higher equity markets during the first quarter of 2007 on fund-related charges of the pension business was largely offset by lower bond values. In the first quarter of 2006, charges related to incentive plans for registered individuals and staff were GBP 5 million higher than in the first quarter of 2007.

Net income, which includes net gains/losses on investments, declined by 3% to GBP 38 million. In 2006, other non-operating income included a gain of GBP 11 million connected with the sale of the Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations. In the consolidated earnings for the Group, 35% of this gain has been eliminated to reflect AEGON’s 35% share in La Mondiale Participations. The effective shareholder tax rate increased from 15% to 16%, reflecting the tax-free gain from the sale of the Luxembourg subsidiary last year.

Line of business results

Life and protection

Standardized new premium production for life and protection products amounted to GBP 48 million, an increase of 41% from the first quarter of 2006, driven by continued strong sales of annuities. In the first quarter of 2007 a first bulk purchase annuity plan was written as part of the strategy to diversify the product mix toward non-pension products.

Operating earnings before tax for life and protection products totaled GBP 5 million in the first quarter of 2007, compared to nil in the first quarter of the previous year. Earnings increased as a result of growing blocks of annuity and protection business.

Pensions and asset management

Standardized new premium production increased 36% in the first quarter of 2007 to GBP 249 million driven by strong sales of individual pensions and investment bonds. In asset management, strong growth of retail sales was more than offset by a decline in institutional sales. The first quarter of 2006, however, included a large institutional mandate. Sales of retail mutual funds and managed assets amounted to GBP 185 million compared to GBP 303 million in the first quarter of 2006.

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Operating earnings before tax for pensions and asset management amounted to GBP 38 million compared to GBP 42 million in the first quarter of 2006. Equity markets were particularly strong in the first three months of 2006. In the first quarter of 2007, the impact of higher equity markets on fund related charges of the pension business was largely offset by lower bond values as bonds yields increased.

Distribution

In the first quarter of 2007 operating earnings before tax for the distribution business came to GBP 1 million, compared to a negative GBP 5 million in the same period last year. In the first quarter of 2006 operating earnings included a charge of GBP 7 million related to the incentive plan for registered individuals and staff related to the accelerated acquisition of the remaining 40% of Positive Solutions.

Commissions and expenses

Commissions and expenses rose 7% to GBP 144 million, while operating expenses decreased by 1% to GBP 90 million. Commissions and expenses increased due to growth of the distribution businesses, higher asset management expenses as well as higher amortization of deferred acquisition costs. In the first quarter of 2006, charges related to incentive plans for registered individuals and staff were GBP 5 million higher than in the first quarter of 2007.

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OTHER COUNTRIES
	amounts in millions
	EUR
	First quarter
	2007	2006	%
Operating earnings before tax by line of business
Life and protection
Life	8	3	167
Accident and health	1	1	0
Individual savings and retirement products
Saving products	0	(1)	N.M.
Pensions and asset management	4	(2)	N.M.
General insurance	8	7	14
Operating earnings before tax	21	8	163
Gains/(losses) on investments	2	14	(86)
Share in profit/(loss) of associates	8	5	60
Income before tax	31	27	15
Income tax	(14)	(7)	100
Net income	17	20	(15)

Net operating earnings	8	4	100

Revenues
Life insurance gross premiums	499	332	50
Accident and health insurance	28	27	4
General insurance	35	34	3
Total gross premiums	562	393	43
Investment income	54	42	29
Fee and commission income	14	8	75
Other revenues	1	1	0
Total revenues	631	444	42

Commissions and expenses	79	84	(6)
of which operating expenses	39	35	11

Standardized new premium production insurance
Life single premiums	272	107	154
Life recurring premiums annualized	55	55	0
Life insurance products total recurring plus 1/10 single	82	66	24

New premium production accident and health insurance	2	2	0
New premium production general insurance	5	5	0

Gross deposits
Variable annuities	2	1	100
Total production on balance sheet	2	1	100

Off balance sheet production
Retail mutual funds	18	33	(45)
Other managed assets	32	21	52
Pensions	94	60	57
Total production off balance sheet	144	114	26

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OTHER COUNTRIES

t	Value of new business amounted to EUR 47 million, an increase of 21% compared to EUR 39 million for the first quarter of 2006.
t	New life sales in the first quarter of 2007 increased 24% to EUR 82 million.
t	Net operating earnings amounted to EUR 8 million, up from EUR 4 million.
t	Total revenue generating investments increased by 19% to EUR 9.5 billion compared to year-end 2006 levels.

Value of new business

The value of new business (VNB) from Other countries amounted to EUR 47 million in the first quarter, up from EUR 39 million over the same period last year, accounting for 20% of the total VNB for the Group. This reflects increases of new business sold through the bancassurance partnerships in Spain and very strong sales in Poland. The increase was offset somewhat by a lower VNB from Asia because of a decline in volumes in Taiwan. Other European countries accounted for 45% of the value of new business coming from Other countries, while Central and Eastern Europe (CEE) and Asia accounted for 30% and 25% respectively.

The internal rate of return for Other European countries amounted to 47.2% compared to 18.5% for the first quarter of 2006 and reflects a particularly high IRR in Spain. For CEE, the IRR of 47.7% compares to 37.5% for the first quarter of 2006. This reflects higher IRRs in Poland and Slovakia. Finally, the IRR for Asia declined to 13.2%, versus 20.5% for the first quarter of 2006, due to a change in economic assumptions and a change in product mix in Taiwan.

Please refer to pages 22 and 23 for more detailed information on value of new business.

Results

Net operating earnings increased to EUR 8 million, up from EUR 4 million in the first three months of 2006. Operating earnings before tax in Other countries amounted to EUR 21 million compared to EUR 8 million in the first quarter of 2006. The increase reflects primarily strong earnings development in CEE, as well as an increase in operating earnings in Spain and an improvement in operating results in Taiwan.

Net income, which includes net gains/losses on investments and the share in profit/(loss) of associates, amounted to EUR 17 million compared to EUR 20 million in the first quarter of 2006. Net gains on investments amounted to EUR 2 million in the first quarter of 2007 compared to EUR 14 million of net gains on investments in 2006. AEGON’s share in the profit/(loss) of associates (after tax) amounted to EUR 8 million, compared to EUR 5 million in the first quarter 2006. The effective tax rate in the first quarter of 2007 was 45%, largely a result of a non-recognition of the increase of the deferred tax assets in Taiwan.

Line of business results

Life and protection

Standardized new premium production in Other countries increased 24% to EUR 82 million in the first quarter of 2007.

New life sales in Taiwan decreased by 13% to NTD 1.4 billion (EUR 33 million), reflecting lower sales of traditional products. Unit-linked sales accounted for approximately half of the total new life sales in the first quarter of 2007.

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New life sales in CEE amounted to EUR 30 million in the first quarter of 2007, compared to EUR 17 million in the first three months of 2006. In Poland, new life sales totaled EUR 24 million, following record sales in the first quarter. Sales of single premium life insurance through the bank channel showed very strong momentum during the quarter. In addition, recurring premium sales accelerated as a result of the successful development of the broker channel and the tied agent network. Reorientation of the tied agency and broker channels in other business units in CEE also contributed to sales growth.

In Spain, new life sales rose to EUR 17 million, compared to EUR 5 million in the first quarter of 2006, reflecting the proportional inclusion of bancassurance sales through AEGON’s joint ventures with Caja de Badajoz and Caja Navarra. The partnership with CAM saw a decrease of 26% in new life sales to EUR 34 million (on a 100% basis). Premium income for the partnership with CAM amounted to EUR 124 million (on a 100% basis) in the first quarter of 2007. The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the earnings from CAM in the line share in profit/(loss) of associates.

Total operating earnings before tax from life and protection from Other countries amounted to EUR 9 million in the first quarter of 2007, compared to EUR 4 million in 2006. This reflects higher earnings in CEE, the inclusion of the bancassurance partnership with Caja Navarra in Spain and improved results in Taiwan.

Pensions and asset management

Pension and asset management production in Other countries amounted to EUR 144 million in the first quarter of 2007. In CEE, pensions and asset management production increased to EUR 140 million, up from EUR 114 million in first three months of last year. Strong pension fund and asset management production in CEE more than offset a decline in mutual fund sales. Investments for third parties in Other countries increased by 46% from the 2006 year-end level to EUR 2.9 billion at March 31, 2007, driven mainly by new production in CEE and the inclusion of the newly-acquired Polish pension fund management company PTE AEGON Poland.

Operating earnings before tax from pensions and asset management amounted to EUR 4 million, compared to a negative EUR 2 million for the first quarter of 2006. The increase in operating earnings is primarily a reflection of lower acquisition costs in the Slovakian pension business.

General insurance

The general insurance line of business in Other countries represents the general insurance business in Hungary. New premium production general insurance for the first quarter of 2007 was in line with the comparable period in 2006. Operating earnings before tax increased by 14% to EUR 8 million, as a result of favorable technical results.

Associates

AEGON’s share in the profit of associates amounted to EUR 8 million (after tax), compared to EUR 5 million in the first quarter of 2006. This line represents the net income on the partnership with CAM (49.99% interest) and the 35% stake in La Mondiale Participations.

Commissions and expenses

Commissions and expenses decreased 6% to EUR 79 million, a reflection of lower commissions in Taiwan and higher operating expenses in CEE and Spain because of investments in distribution and inclusion of the bancassurance joint ventures in Spain.

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REPORT OF THE HOLDING COMPANY

Capital and funding

Shareholders’ equity as of March 31, 2007 amounted to EUR 19.1 billion, slightly lower than at December 31, 2006. The positive impact on shareholders’ equity of EUR 0.5 billion from net income was offset by the combination of negative foreign currency translation effects (EUR 0.2 billion), a decrease in revaluation reserves (EUR 0.2 billion) and repurchased own shares (EUR 0.1 billion).

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in its core activities and consists of shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON targets its capital base to comprise at least 70% shareholders’ equity (excluding revaluation reserve), 25% capital securities, and a maximum of 5% dated subordinated and senior debt.

As of March 31, 2007 shareholders’ equity represented 76% of the total capital base, above target levels. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 93% of total capital. The capital leverage to total capital ratio remained 7%, equal to year-end 2006 level*).

Interest charges and other

Interest charges and other amounted to a loss of EUR 58 million in the first quarter of 2007 compared to a loss of EUR 80 million in the first quarter of 2006.

Subsequent events

On April 2, 2007, AEGON announced the completion of the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. following approval by the Polish Financial Supervision Commission (KNF) and the Office of Competition and Consumer Protection (OCCP), effective March 31, 2007. The company will be renamed PTE AEGON Poland.

On May 1, 2007, AEGON announced that its wholly-owned subsidiary LIICA Holdings LLC had closed an offering of USD 550 million of 30-year maturity securities. Proceeds from the issuance will be used to fund certain statutory reserves associated with level premium term life insurance policies (commonly referred to as Regulation XXX reserves) reinsured by LIICA Re I. This transaction is designed to provide an alternative to Letter of Credit (LOC) solutions for Regulation XXX redundant reserve requirements in the United States. AEGON will continue to explore further opportunities for securitizations and structured financing as part of its ongoing commitment to manage capital and reserve needs efficiently and actively.

*)	All ratios are calculated excluding the revaluation reserve.

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VALUE OF NEW BUSINESS

VALUE OF NEW BUSINESS
amounts in millions
	EUR
	First quarter
	2007	2006	%

Gross value of new business	393	325	21
Tax	(97)	(105)	(7)
Cost of capital	(64)	(58)	10
Value of new business	232	163	42

VALUE OF NEW BUSINESS AND IRR
amounts in million EUR, after-tax
	VNB	VNB	IRR	IRR
	EUR	EUR	%	%
	First quarter		First quarter
	2007	2006	2007	2006

Americas	113	83	12.8	12.3
The Netherlands	15	9	13.4	7.9
United Kingdom	58	31	12.5	10.8
Asia	12	19	13.2	20.5
China[1]	0	0	17.3	13.2
Taiwan	12	18	13.0	20.5
Central and Eastern Europe	14	10	47.7	37.5
Czech Republic	0	0	23.1	24.4
Hungary	4	6	45.9	>50
Poland	8	3	>50	24.5
Slovakia	1	1	38.5	11.3
Other European Countries	21	10	47.2	18.5
France[2]	1	2	9.8	10.4
Spain[3]	19	8	>50	20.7
Total	232	163	17.9	14.7

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	Spain includes 50% of CAM, 50% of Caja Navarra and 50% of Caja Badajoz.

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MODELED NEW BUSINESS APE[4] AND DEPOSITS
					amounts in million EUR
	Premium business		Deposit business
	APE		Deposits		VNB
	First quarter		First quarter		First quarter
	2007	2006	2007	2006	2007	2006	%

Americas	335	354	10,807	5,720	113	83	35
The Netherlands	67	91	0	1	15	9	63
United Kingdom	446	306	0	0	58	31	84
Asia	35	43	0	0	12	19	(35)
China[1]	2	2	0	0	0	0	N.M.
Taiwan	33	42	0	0	12	18	(36)
Central and Eastern Europe	27	24	3	5	14	10	35
Czech Republic	0	0	0	0	0	0	9
Hungary	4	3	2	0	4	6	(24)
Poland	22	19	0	0	8	3	N.M.
Slovakia	1	1	0	0	1	1	(33)
Other European Countries	64	54	4	0	21	10	96
France[2]	21	29	0	0	1	2	(32)
Spain[3]	43	25	4	0	19	8	128
Total	975	873	10,814	5,726	232	163	42

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	Spain includes 50% of CAM, 50% of Caja Navarra and 50% of Caja Badajoz.
[4]	APE = recurring premium + 1/10 single premium.

VNB/PVNBP SUMMARY
									amounts in million EUR
	Premium business				Deposit business
	VNB	PVNBP[4]	VNB/ PVNBP	VNB/ APE	VNB	PVNBP[4]	VNB/ PVNBP	VNB/ Deposits	Total VNB	Total IRR
	First quarter 2007				First quarter 2007				First quarter 2007
			%	%			%	%		%

Americas	55	1,986	2.8	16.5	58	11,361	0.5	0.5	113	12.8
The Netherlands	15	449	3.3	21.9	0	0	0.0	0.0	15	13.4
United Kingdom	58	3,284	1.8	13.0	0	0	0.0	0.0	58	12.5
Asia	12	270	4.4	33.8	0	3	4.7	0.0	12	13.2
China[1]	0	16	2.4	15.7	0	1	4.6	0.0	0	17.3
Taiwan	12	254	4.6	35.1	0	2	4.7	0.0	12	13.0
Central and Eastern Europe	12	225	5.4	45.4	1	36	3.6	42.0	14	47.7
Czech Republic	0	1	5.1	23.1	0	2	4.4	25.2	0	23.1
Hungary	3	28	12.1	84.6	1	30	3.6	43.8	4	45.9
Poland	8	190	4.3	37.6	0	0	0.0	0.0	8	>50
Slovakia	1	6	10.3	67.8	0	4	3.5	43.7	1	38.5
Other European Countries	21	538	3.8	32.1	0	4	0.0	0.0	21	47.2
France[2]	1	266	0.5	6.7	0	0	0.0	0.0	1	9.8
Spain[3]	19	273	7.0	44.9	0	4	0.0	0.0	19	>50
Total	173	6,753	2.6	17.7	59	11,404	0.5	0.5	232	17.9

[1]	AEGON CNOOC joint venture (50%).
[2]	La Mondiale Partnership (35%).
[3]	Spain includes 50% of CAM, 50% of Caja Navarra and 50% of Caja Badajoz.
[4]	Present Value New Business Premium.

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APPENDIX I FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEETS
		amounts in millions
	At	At	At
	Mar. 31	Mar. 31	Dec. 31
	2006	2007	2006
	EUR	EUR	EUR	%
Investments general account	144,612	137,543	136,131	1
Investments for account of policyholders	129,616	137,407	135,537	1
Investments in associates	486	486	478	2
Deferred expenses and rebates	11,510	11,470	11,458	0
Other assets and receivables	18,829	16,384	18,065	(9)
Cash and cash equivalents	7,615	15,381	13,144	17
Total assets	312,668	318,671	314,813	1

Shareholders’ equity	18,839	19,085	19,137	(0)
Other equity instruments	3,381	4,032	4,032	0
Minority interest	18	16	16	0
Group equity	22,238	23,133	23,185	(0)
Insurance contracts general account	93,530	87,948	88,428	(1)
Insurance contracts for account of policyholders	71,456	72,883	72,194	1
Investment contracts general account	39,667	38,103	36,618	4
Investment contracts for account of policyholders	59,666	65,077	64,097	2
Other liabilities	26,111	31,527	30,291	4
Total equity and liabilities	312,668	318,671	314,813	1

CAPITAL BASE	At	At	At
	Mar. 31	Mar. 31	Dec. 31
	2006	2007	2006
	EUR	EUR	EUR	%
Group equity	22,238	23,133	23,185	(0)
Trust pass-through securities	425	156	123	27
Subordinated borrowings	279	34	34	0
Senior debt related to insurance activities	2,092	1,406	1,473	(5)
Total capital base	25,034	24,729	24,815	(0)

EMPLOYEES
	At	At	At
	Mar. 31	Mar. 31	Dec. 31
	2006	2007	2006
Number of employees	27,199	29,366	28,726

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CONDENSED CONSOLIDATED INCOME STATEMENT
		amounts in millions
	EUR
	First quarter
	2007	2006	%

Premium income	7,352	5,892	25
Investment income	2,562	2,594	(1)
Fee and commission income	459	394	16
Other revenues	2	5	(60)
Total revenues	10,375	8,885	17
Income from reinsurance ceded	438	400	10
Net fair value and foreign exchange gains	144	553	(74)
Net gains on investments	1,874	4,417	(58)
Other income	0	10	N.M.
Total income	12,831	14,265	(10)

Benefits and expenses [1]	11,556	12,834	(10)
Net fair value and foreign exchange losses	34	50	(32)
Net losses on investments and impairment charges	503	432	16
Interest charges and related fees	97	110	(12)
Total charges	12,190	13,426	(9)

Share in profit/(loss) of associates	7	6	17
Income before tax	648	845	(23)
Income tax	(163)	(215)	(24)
Net income attributable to equity holders of AEGON N.V.	485	630	(23)

Net income per common share
Basic earnings per share	0.28	0.38	(26)
Diluted earnings per share	0.28	0.38	(26)

[1] For the first three months, includes commissions and expenses for EUR 1,515 million (2006: EUR 1,589 million).

NET INCOME PER SHARE (EPS) CALCULATION
amounts in millions (except per share data)
	EUR
	First quarter
	2007	2006	%

Net income	485	630	(23)
Coupons on perpetuals	(41)	(32)	(28)
Net income attributable to ordinary shareholders	444	598	(26)

Weighted average number of ordinary shares outstanding	1,581	1,575	0
Net income per share	0.28	0.38	(26)

Quarterly net income per share

first quarter	0.28	0.38
second quarter		0.35
third quarter		0.40
fourth quarter		0.50

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	amounts in millions

	At Mar. 31 2006 EUR	At Mar. 31 2007 EUR	At Dec. 31 2006 EUR
Shareholders’ equity at January 1	19,276	19,137	19,276

Net income	630	485	2,789
Movements in foreign currency translations reserve	(373)	(165)	(1,325)
Movements in revaluation reserves	(514)	(200)	(645)
Total recognized net income for the period	(257)	120	819

Dividends paid on ordinary shares	0	0	(391)
Preferred dividend	0	0	(80)
Repurchased and sold own shares	(102)	(114)	(262)
Coupons on perpetuals (net of tax)	(32)	(41)	(143)
Other changes	(46)	(17)	(82)
Shareholders’ equity at end of period	18,839	19,085	19,137

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
	amounts in millions
	EUR
	First quarter
	2007	2006
Cash flow from operating activities
Income before tax	648	845
Adjustments of non-cash items	(1,048)	(3,919)
Changes in accruals	4,221	5,583
Cash flow movements on operating items not reflected in income	(1,480)	(3,294)
Other	370	70
	2,711	(715)

Cash flow from investing activities
Purchase and disposal of intangible assets	(1)	(2)
Purchase and disposal of equipment	(8)	(3)
Purchase, disposal and dividends of subsidiaries and associates	(256)	4
	(265)	(1)

Cash flow from financing activities
Issuance and purchase of share capital	(114)	(102)
Issuance, repayment and coupuons of perpetuals	(55)	(45)
Issuance, repayment and finance interest on borrowings	108	11
	(61)	(136)

Net increase/ (decrease) in cash and cash equivalents	2,385	(852)

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SEGMENT REPORTING
	amounts in millions
	EUR
	First quarter
	2007	2006	%
Operating earnings before tax geographically
Americas	506	559	(9)
The Netherlands	79	286	(72)
United Kingdom	66	54	22
Other countries	21	8	163
Holding and other activities	(56)	(68)	(18)
Eliminations	(2)	(12)	83
Total operating earnings before tax	614	827	(26)

Revenues geographically
Americas	4,005	3,893	3
The Netherlands	2,218	2,209	0
United Kingdom	3,504	2,314	51
Other countries	631	444	42
Holding and other activities	222	40	N.M.
Eliminations	(205)	(15)	N.M.
Total revenues	10,375	8,885	17

Revenues
Life insurance gross premiums	6,566	5,094	29
Accident and health insurance	615	625	(2)
General insurance	171	173	(1)
Total gross premiums	7,352	5,892	25
Investment income	2,562	2,594	(1)
Fee and commission income	459	394	16
Other revenues	2	5	(60)
Total revenues	10,375	8,885	17

Standardized new premium production insurance
Life single premiums	3,875	2,271	71
Life recurring premiums annualized	438	459	(5)
Life total recurring plus 1/10 single	826	686	20

New premium production accident and health insurance	176	208	(15)
New premium production general insurance	12	17	(29)

Gross deposits
Fixed annuities	193	290	(33)
Variable annuities	683	728	(6)
Pensions	910	857	6
Institutional guaranteed products	4,577	3,833	19
Saving deposits	569	708	(20)
Total production on balance sheet	6,932	6,416	8

Net deposits
Fixed annuities	(1,316)	(1,197)	(10)
Variable annuities	(176)	(95)	(85)
Pensions	239	92	160
Institutional guaranteed products	1,265	1,495	(15)
Saving deposits	(65)	(35)	(86)
Total net deposits	(53)	260	N.M.

Off balance sheet production
Synthetic GICs	3,209	1,289	149
Retail mutual funds	846	777	9
Other managed assets	565	703	(20)
Pensions	1,424	1,502	(5)
Total production off balance sheet	6,044	4,271	42

Holding revenues include EUR 205 million interest income from transactions with other operating segments.

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INVESTMENTS GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At March 31, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,807	47	Shares	2,108	5,538	69	133	(19)	7,829
100,836	3,078	Bonds	75,714	14,694	4,528	3,952	22	98,910
17,479	0	Loans	13,124	7,527	0	400	0	21,051
9,214	0	Other financial assets	6,919	125	0	95	0	7,139
547	0	Investments in real estate	411	1,890	0	0	0	2,301
217	0	Real estate held for own use	163	98	0	37	15	313
131,100	3,125	Investments general account	98,439	29,872	4,597	4,617	18	137,543
0	22,961	Shares	0	10,333	33,776	158	(28)	44,239
0	13,596	Bonds	0	9,934	20,000	254	0	30,188
64,923	1,877	Separate accounts and investment funds	48,748	0	2,762	1,538	0	53,048
0	4,279	Other financial assets	0	1,066	6,295	35	0	7,396
0	1,622	Investments in real estate	0	0	2,387	0	0	2,387
0	101	Real estate held for own use	0	0	149	0	0	149
64,923	44,436	Investments for account of policyholders	48,748	21,333	65,369	1,985	(28)	137,407

196,023	47,561	Investments on balance sheet	147,187	51,205	69,966	6,602	(10)	274,950
98,211	2,265	Off balance sheet investments third parties	73,743	12,925	3,332	2,891	0	92,891
294,234	49,826	Total revenue generating investments	220,930	64,130	73,298	9,493	(10)	367,841

		Investments
103,080	3,080	Available-for-sale	77,399	18,304	4,531	2,454	17	102,705
17,479	0	Loans	13,124	7,527	0	400	0	21,051
0	0	Held-to-maturity	0	0	0	1,684	0	1,684
74,700	42,758	Financial assets at fair value through profit or loss	56,090	23,386	62,899	2,027	(42)	144,360
547	1,622	Investments in real estate	411	1,890	2,387	0	0	4,688
217	101	Real estate held for own use	163	98	149	37	15	462
196,023	47,561	Total investments on balance sheet	147,187	51,205	69,966	6,602	(10)	274,950

INVESTMENTS GEOGRAPHICALLY
			amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR

		Investments
2,812	49	Shares	2,135	5,451	73	106	(20)	7,745
98,210	2,911	Bonds	74,571	14,811	4,335	3,815	22	97,554
17,324	0	Loans	13,154	7,112	0	339	0	20,605
9,975	0	Other financial assets	7,574	42	0	55	0	7,671
493	0	Investments in real estate	374	1,869	0	0	0	2,243
217	0	Real estate held for own use	165	97	0	37	14	313
129,031	2,960	Investments general account	97,973	29,382	4,408	4,352	16	136,131
0	23,083	Shares	0	10,208	34,376	152	(20)	44,716
0	13,928	Bonds	0	9,451	20,742	181	0	30,374
63,462	1,608	Separate accounts and investment funds	48,187	0	2,395	1,292	0	51,874
0	3,364	Other financial assets	0	1,066	5,009	21	0	6,096
0	1,563	Investments in real estate	0	0	2,327	0	0	2,327
0	101	Real estate held for own use	0	0	150	0	0	150
63,462	43,647	Investments for account of policyholders	48,187	20,725	64,999	1,646	(20)	135,537

192,493	46,607	Investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668
94,606	2,216	Off balance sheet investments third parties	71,835	13,863	3,301	1,984	0	90,983
287,099	48,823	Total revenue generating investments	217,995	63,970	72,708	7,982	(4)	362,651

		Investments
101,401	2,897	Available-for-sale	76,994	18,174	4,315	2,394	18	101,895
17,324	0	Loans	13,154	7,112	0	339	0	20,605
0	0	Held-to-maturity	0	0	0	1,527	0	1,527
73,058	42,046	Financial assets at fair value through profit or loss	55,473	22,855	62,615	1,701	(36)	142,608
493	1,563	Investments in real estate	374	1,869	2,327	0	0	4,570
217	101	Real estate held for own use	165	97	150	37	14	463
192,493	46,607	Total investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668

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ASSETS AND CAPITAL GEOGRAPHICALLY
amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR

		At March 31, 2007
224,688	51,573	Assets business units	168,710	63,798	75,865	8,012	316,385
		Other assets					2,286
		Total assets on balance sheet					318,671

20,543	2,235	Capital in units	15,425	4,602	3,288	1,395	24,710

		Total capital base					24,729
		Other net liabilities					(19)
		Total					24,710

		At March 31, 2006
216,858	48,228	Assets business units	179,162	56,800	69,253	5,842	311,057
		Other assets					1,611
		Total assets on balance sheet					312,668

19,037	2,196	Capital in units	15,728	5,283	3,153	1,088	25,252

		Total capital base					25,034
		Other net liabilities					218
		Total					25,252

		At December 31, 2006
222,893	51,059	Assets business units	169,243	59,228	76,037	7,555	312,063
		Other assets					2,750
		Total assets on balance sheet					314,813

19,796	2,285	Capital in units	15,031	4,769	3,403	1,335	24,538

		Total capital base					24,815
		Other net liabilities					(277)
		Total					24,538

RECONCILIATION NON-GAAP MEASURES TO INCOME BEFORE TAX
	amounts in millions
	EUR
	First quarter
	2007	2006	%

Net operating earnings	462	602	(23)
Income tax on operating earnings	152	225	(32)
Operating earnings before tax	614	827	(26)
Net gains on investments	140	(30)	N.M.
Other income	0	10	N.M.
Net losses on investments	(135)	(2)	N.M.
Impairment charges	7	6	17
Policyholder tax	15	28	(46)
Share in profit/(loss) of associates	7	6	17
Income before tax	648	845	(23)

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Other explanatory notes

The interim condensed consolidated financial statements included in appendix I have been prepared in accordance with IAS 34 “Interim financial reporting”. It does not include all of the information required for full financial statements and should therefore be read together with the 2006 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report over 2006.

On January 1, 2007 AEGON adopted SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts for insurance contracts issued in the United States and Canada. The impact on equity and earnings is minimal.

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2006 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. For AEGON this is equal to IFRS as published by the International Accounting Standards Board.

Impairment losses in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost recognized in previous interim periods are not reversed.

The published figures in these interim financial statements are unaudited.

Segment reporting

AEGON’s primary format for segment reporting is by geographical area, which is consistent with the Group’s management and internal reporting structure. The following segments have been established: Americas, The Netherlands, the United Kingdom, Other countries, and Holdings and other activities.

The operating earnings before tax for each geographical segment are specified by line of business. As of 2007, AEGON reports its operating earnings using a new line of business format (LOB). Until January 1, 2007, AEGON’s segment reporting was based on product characteristics, such as traditional life and fixed annuities. The new LOB reporting format will more closely align with the way AEGON’s businesses are managed within the geographical areas, and at the same time, highlight the performance of the key product groups: pensions, life insurance and investment products.

The following lines have been established:

•	Life and protection, which includes products with mortality, morbidity and longevity risks.
•	Individual savings and retirement products, which includes products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas.
•

Pensions and asset management, which includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management services provided to third parties are included in this line.

•

Institutional products, which includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products and bank- or corporate-owned life insurance (BOLI/COLI).

•	Reinsurance, which includes earnings on reinsurance business assumed from direct writers.
•	Distribution, which includes commissions earned by independent financial advisors.
•	General insurance, which includes mainly automotive insurance, liability insurance, household insurance and fire protection.
•	Other is used to report any items which cannot be directly allocated to a specific line of business.

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•	Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

A glossary on the new lines of business is included in a press release issued on April 26, 2007.

Capital and funding

The report of the holding company, provided on page 21, includes information on issuances, repurchases and repayments of debt and equity securities effectuated in this interim reporting period.

Business combinations

On March 9, 2007, AEGON acquired Clark, Inc. (Clark) through its subsidiary AUSA Holding Company. Clark is a public company specializing in the sale of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) and other benefit programs. BOLI/COLI life insurance is marketed to institutional clients to fund their long-term employee benefit liabilities, such as post retirement medical plans and executive compensation plans. AEGON USA and Clark have been strategic partners for many years and AEGON was Clark’s largest corporate shareholder with a 13% stock ownership prior to the purchase.

The aggregate purchase price was EUR 267 million, consisting of EUR 210 million cash consideration, EUR 36 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common shares already owned by AEGON and transaction costs. As provided for in the purchase agreement a management group bought certain of Clark’s other business units, not considered core to AEGON, for EUR 42 million. In recording the opening balance sheet of Clark an intangible asset was established for the present value of future commission receivables in the amount of EUR 417 million (includes EUR 178 million related to securitized receivables backing debt). Including this intangible asset, the net asset value of Clark at the acquisition date amounted to EUR 220 million.

Clark’s contribution to AEGON earnings in the first quarter of 2007 is not material.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2006 consolidated financial statements of AEGON.

Events after the balance sheet date

On April 2, 2007, AEGON announced the completion of the acquisition of the Polish pension fund management company PTE Ergo Hestia S.A. following approval by the Polish Financial Supervision Commission (KNF) and the Office of Competition and Consumer Protection (OCCP), effective March 31, 2007. The company will be renamed PTE AEGON Poland.

On May 1, 2007, AEGON announced that its wholly-owned subsidiary LIICA Holdings LLC had closed an offering of USD 550 million of 30-year maturity securities. Proceeds from the issuance will be used to fund certain statutory reserves associated with level premium term life insurance policies (commonly referred to as Regulation XXX reserves) reinsured by LIICA Re I. This transaction is designed to provide an alternative to Letter of Credit (LOC) solutions for Regulation XXX redundant reserve requirements in the United States.

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Currencies

Income statement items: average rate 1 EUR = USD 1.3097 (2006: USD 1.2026).

Income statement items: average rate 1 EUR = GBP 0.6699 (2006: GBP 0.6860).

Balance sheet items: closing rate 1 EUR = USD 1.3318 (2006: USD 1.2104; year-end 2006: USD 1.3170).

Balance sheet items: closing rate 1 EUR = GBP 0.6798 (2006: GBP 0.6964; year-end 2006: GBP 0.6715).

DISCLAIMERS

Local currencies and constant currency exchange rates

This announcement contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
t	The frequency and severity of insured loss events;
t	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
t	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
t	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and
t	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

News media conference call

A news media conference call on the first quarter 2007 results will be held this morning at 09.00 hrs CET. This conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the first quarter 2007 results will be held today at 15.00 hrs CET (London 14.00 hrs, New York 09.00 hrs.)

The listen-only phone numbers for the conference call are as follows:

The Netherlands : +31 20 796 5332

United Kingdom : +44 208 515 2301

United States and Canada : +1 303 262 2137

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

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